UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Macerich Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

554382101

(CUSIP Number)

Jeff Davis

Senior Vice President and General Counsel

Ontario Teachers’ Pension Plan Board

5650 Yonge Street, 3rd Floor

Toronto, Ontario M2M 4H5

Canada

(416) 228-5900

With a Copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,286,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,286,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13D

CUSIP No. 554382101	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,286,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,286,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 8, 2015 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on May 15, 2015 (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”), filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended and supplemented by Amendment No. 1 and Amendment No. 2.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Schedule 13D are based on 149,149,560 shares of Common Stock outstanding as of February 22, 2016, as reported on the cover of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), filed with the SEC by the Issuer on February 23, 2016.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended solely with respect to Schedule A and Schedule B attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

The 1,186,000 shares of Common Stock acquired by 1700480 between May 18, 2015 and May 19, 2015 reported herein were acquired at an aggregate purchase price of $98,693,989. The source of the funds used to purchase such shares of Common Stock was a capital contribution to equity by 1700480’s parent, Teachers’.

In addition, according to its Form 10-K, the Issuer repurchased 9,333,590 shares of its Common Stock between November 12, 2015 and February 17, 2016. As a result of the acquisition of shares of Common Stock by 1700480 and the Issuer’s repurchase of its Common Stock, the Reporting Persons’ beneficial ownership percentage increased approximately 1.7% to 15.6%, with 0.9% of the approximately 1.7% increase due to the Issuer’s repurchase of its Common Stock.

4

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b). 1700480, as a wholly-owned subsidiary of Teachers’, may be deemed to share voting and dispositive power with Teachers’ with respect to the 23,286,237 shares of Common Stock it beneficially owns, representing approximately 15.6% of the shares of Common Stock outstanding. Pursuant to the Master Agreement, 1700480 agreed that if it and its affiliates collectively own (beneficially or of record) more than 9.9% of the outstanding shares of Common Stock, 1700480 will cause to be voted in accordance with the recommendations of the Issuer’s Board of Directors all of the shares of Common Stock owned by them in excess of such number of shares that represents 9.9% of the outstanding shares of Common Stock. The foregoing summary of the Master Agreement is qualified in its entirety by reference to the full text of the Master Agreement.

5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2016

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Chief Compliance Officer and Vice President

1700480 Ontario Inc.

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Vice-President and Secretary

SCHEDULE A

CERTAIN INFORMATION REGARDING THE BOARD MEMBERS AND OFFICERS

OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the board members and officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of: (i) Kathleen O’Neill who is a citizen of Canada and Ireland; (ii) Neil Bisset who is a citizen of the United Kingdom and Canada; (iii) Charley Butler who is a citizen of the United Kingdom; (iv) Doug Gerhart who is a citizen of Canada and the United States; (v) Bjarne Graven Larsen who is a citizen of Denmark; and (vi) Calum McNeil and Andrew Jonathan Mark Taylor, each of whom is a citizen of the United Kingdom.

Name	Residence or Business Address	Occupation or Employment
Rodney Stephen Albert (Board Member)	566 Rosebank Road S. Pickering, ON L1W 2N5	Board Member

William Frank Chinery (Board Member)	129 Yonge Boulevard, Toronto, ON M5M 3H2	Board Member

Patricia Anne Croft (Board Member)	155 Talbot Drive Oakville, ON L6L 4C4	Board Member

Lise Fournel (Board Member)	30 Lakeshore Boulevard Beaconsfield, Quebec H9W 4H3	Senior Vice President & Chief Information Officer, Air Canada

John David Murray (Board Member)	43 Centennial Boulevard Ottawa, ON K1S 0M6	Board Member

Kathleen O’Neill (Board Member)	21 Wilgar Road Toronto, ON M8X 1J3	Board Member

Steven Robert McGirr (Board Member)	206 Bloor Street West Suite 1102 Toronto, ON M5S 1T8	Board Member

Barbara Frank Palk (Board Member)	4 Douglas Drive Toronto, ON M4W 2B3	Board Member

David William Smith (Board Member)	37 Burton Road Toronto, ON M5P 1V1	Board Member

Daniel Francis Sullivan (Board Member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Board Member

Jean Turmel (Board Member)	1067 Boul. Mont-Royal Outremont, QUE H2V 2H5	President, Perseus Capital Inc.

OFFICERS
Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Member Services

Deborah Mary Allan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Communications and Media Relations

Neil Bisset	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President and Chief Information Officer

Dale Burgess	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Latin America, Infrastructure & Natural Resources

Charley Butler	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Member Experience & Innovation

Bogdan Cenanovic	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Technology, Media & Telecom, Private Capital

Jason Nicholas Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Fixed Income, Currencies & Commodities, Capital Markets

Andrew James Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Infrastructure

Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Senior Vice President, Corporate Affairs and Corporate Secretary

Robert De Santis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Solution Engineering

Rossana Di Lieto	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President & Chief Compliance Officer, Compliance

Kevin Clifford Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Execution & Treasury, Capital Markets

Steven Tommaso Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Healthcare & Consumer Retail, Teachers’ Private Capital

Audrey Ann Gaspar	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Total Fund Architecture, Strategy & Risk

Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment IT Architecture

Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Audit Services

Alyssa Van Graft	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Strategy and Business Management

Jonathan Craig Hammond	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Enterprise Technology Services

Jonathan Michael Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Alternative Investments & Global Tactical Asset Allocation, Capital Markets

Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Capital Markets

Daniel Leo Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment Operations

Hersh Joshi	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Taxation

Wayne Anthony Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Public Equities

Bjarne Graven Larsen	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice President & Chief Investment Officer

Romeo Stephen Leemrijse	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Industrial Products, Energy & Power, Private Capital

Leslie Ann Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Global Active Equities, Public Equities

Kenneth James Steven Manget	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Relationship Investing, Public Equities

Rosemarie Ellen McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President and Chief Operations Officer

David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President & Chief Financial Officer

Stephen Frederick James McLennan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Natural Resources, Infrastructure & Natural Resources

Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Financial & Management Reporting

Marcia Elizabeth Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Human Resources & Facilities

Ronald Wesley Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer

Michael Murray	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Financial Services, Private Capital

Nicole Theresa Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Regional Managing Director, Asia Pacific

Jennifer Susanne Newman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Enterprise Services

John Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Research & Risk, Strategy & Risk

Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Private Capital

Christopher Schindler	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Portfolio Management & Asset Allocation, Portfolio Construction Group

Lino Louis Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Long Term Equities, Private Capital

Peter Laverne Everett Simpson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Financial Operations and Data Management

Stephen Jay Solursh	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President & Associate General Counsel

Olivia Penelope Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Greenfield Investments & Value Creation, Infrastructure & Natural Resources

Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Regional Managing Director, Europe, Middle East and Africa

Michael Peter Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Portfolio Construction

Barbara Maria Zvan-Watson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset, Strategy & Risk and Chief Investment Risk Officer

SCHEDULE B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF 1700480 ONTARIO INC.

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the directors and executive officers of 1700480 Ontario Inc., an Ontario, Canada corporation. Each director and officer is a citizen of Canada with the exception of Russell Goin, who is a citizen of the United States.

Name	Residence or Business Address	Occupation or Employment
John M. Sullivan (Director)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	President & Chief Executive Officer of The Cadillac Fairview Corporation Limited

Sandra J. Hardy (Director)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Executive Vice President, General Counsel and Secretary of The Cadillac Fairview Corporation Limited

Duncan Osborne (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Senior Vice President, Development of The Cadillac Fairview Corporation Limited

Russell Goin (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Executive Vice President, Operations of The Cadillac Fairview Corporation Limited

Alan Millar (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Vice President, Finance of The Cadillac Fairview Corporation Limited

Lois A. Miles (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Senior Vice President, Taxation of The Cadillac Fairview Corporation Limited

Cathal J. O’Connor (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Executive Vice President & Chief Financial Officer, The Cadillac Fairview Corporation Limited

Louie DiNunzio (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Senior Vice President, Investments, The Cadillac Fairview Corporation Limited

Salvatore Iacono (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Executive Vice President, Investments, The Cadillac Fairview Corporation Limited

Karl Kreppner (Officer)	20 Queen Street West, 5th Floor Toronto, ON M5H 3R4	Senior Vice President, Investments, The Cadillac Fairview Corporation Limited